Exhibit 99.1

Immuron Limited

Appendix 4E

30 June 2021

Immuron Limited Appendix 4E Preliminary Final Report Year ended 30 June 2021
Name of entity:	Immuron Limited
ABN: Year ended: Previous period:	80 063 114 045 30 June 2021 30 June 2020

Results for announcement to the market

			$
Revenue from ordinary activities	Down	(94.2)% to	145,776
Loss from ordinary activities after tax attributable to members	Up	186.4% to	(8,384,465)
Net loss for the period attributable to members	Up	186.4% to	(8,384,465)

Distributions

No dividends have been paid or declared by the company for the current financial year. No dividends were paid for the previous financial year.

Explanation of results

The reported after tax loss of $8,384,465 is after fully expensing the company’s research and development expenditure of $1,367,054 incurred during the year.

The company has engaged a specialised R&D Tax consultant to review the research and development expenses of the company for the financial year 2021, to ensure the maximum rebate is received under the Australian Government’s R&D Tax Incentive program.

The gross revenue from contracts with customers for the year was $145,776, which is a decrease of 94.2% from the prior financial year (2020: $2,518,566), due to the ongoing Coronavirus (COVID-19) pandemic.

As at 30 June 2021 the company’s cash position was $25,047,281 (30 June 2020: $3,250,468). The company had trade and other receivables of $334,707 (30 June 2020: $327,689). This receivables amount includes future receivables from the Australian Government under the R&D Tax Incentive program mentioned above.

In July 2020, the company completed a capital raise of US$20m (gross proceeds before costs).

The appendix 4E financial report follows, with the further details to be included in the audited financial statements to be released by 30 September 2021.

Immuron Limited

Appendix 4E

30 June 2021

(continued)

Net tangible assets per security

	2021	2020
	Cents	Cents
Net tangible asset backing (per security)	11.39	3.17

Changes in controlled entities

There have been no changes in controlled entities during the year ended 30 June 2021.

Other information required by Listing Rule 4.3A

a. Details of individual and total dividends or distributions and dividend or distribution payments:	N/A
b. Details of any dividend or distribution reinvestment plans:	N/A
c. Details of associates and joint venture entities:	N/A
d. Other information	N/A

Audit

The financial statements are currently in the process of being audited. An audited financial statements along with the independent auditor report for the year end 30 June 2021 will be provided in the due course.

Immuron Limited

Corporate directory

Directors	Dr Roger Aston
Independent Non-Executive Chairman

Mr Peter Anastasiou
Executive Vice Chairman

Mr Daniel Pollock
Independent Non-Executive Director

Mr Stephen Anastasiou
Independent Non-Executive Director

Prof. Ravi Savarirayan
Independent Non-Executive Director

Secretary	Mr Phillip Hains

Registered office	Level 3, 62 Lygon Street Carlton VIC 3053 Australia
Telephone: +61 (0)3 9824 5254
Facsimile: +61 (0)3 9822 7735

Principal place of business	Unit 10, 25-37 Chapman Street Blackburn North VIC 3130 Australia
Telephone: +61 (0)3 9824 5254
Facsimile: +61 (0)3 9822 7735

Share register	Automic Pty Ltd
Level 5, 126 Phillip Street
Sydney NSW 2000 Australia
Telephone: +61 (0)2 9698 5414

Bank of New York 225 Liberty Street New York NY 102286 United States
Telephone: +1 212 495 1784

Auditor	Grant Thornton Audit Pty Ltd
Collins Square
Tower 5, 727 Collins Street
Melbourne VIC 3008 Australia
Telephone: +61 (0)3 8320 2222

Solicitors	Francis Abourizk Lightowlers (FAL)
Level 14, 144 William Street
Melbourne VIC 3000 Australia
Telephone: +61 (0)3 9642 2252

Sichenzia Ross Ference LLP 1185 Avenue of the America's New York NY 10036
United States
Telephone: +1 212 930 9700

Immuron Limited	1

Immuron Limited

Corporate directory

(continued)

Bankers	National Australia Bank
330 Collins Street
Melbourne VIC 3000 Australia

Stock exchange listings	Immuron Limited shares are listed on the Australian Securities Exchange (ASX: IMC) and the National Association of Securities Dealers Automated Quotations (NASDAQ: IMRN).

Our American Depositary Shares (each, an “ADS” and, collectively the “ADSs”) and warrants (each, a “Warrant” and collectively, the “Warrants”) are listed on NASDAQ under the symbols “IMRN” and “IMRNW”, respectively. Each ADS represents 40 of our ordinary shares (IMC), no par value.

Website	www.immuron.com.au

Immuron Limited	2

Immuron Limited

ABN 80 063 114 045

Preliminary Final Report - 30 June 2021

These financial statements are consolidated financial statements for the group consisting of Immuron Limited and its subsidiaries. A list of major subsidiaries is included in note 12.

The financial statements are presented in the Australian currency.

Immuron Limited is a company limited by shares, incorporated and domiciled in Australia.

Its registered office is:

Level 3, 62 Lygon Street

Carlton VIC 3053

Australia

Its principal place of business is:

Immuron Limited

Unit 10, 25-37 Chapman Street

Blackburn North VIC 3130

Australia

Immuron Limited	3

Immuron Limited

Consolidated statement of profit or loss and other comprehensive income

For the year ended 30 June 2021

	Notes	2021	2020
		$	$
Revenue from contracts with customers	2	145,776	2,518,566
Cost of sales of goods		(51,071)	(688,836)
Gross profit		94,705	1,829,730

Other income	3(a)	617,110	473,674
Other (losses)/gains – net	3(b)	(1,342,293)	11,335

General and administrative expenses	3(c)	(3,978,679)	(3,703,990)
Share-based payment expenses	16(b)	(2,116,013)	533,912
Research and development expenses	3(c)	(1,367,054)	(1,178,685)
Selling and marketing expenses	3(c)	(287,684)	(871,551)
Operating loss		(8,379,908)	(2,905,575)

Finance income		9,204	-
Finance expenses		(13,761)	(21,631)
Finance costs - net		(4,557)	(21,631)

Loss before income tax		(8,384,465)	(2,927,206)
Income tax expense	4	-	-
Loss for the period		(8,384,465)	(2,927,206)
Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	7(b)	(14,953)	102,938
Total comprehensive loss for the period		(8,399,418)	(2,824,268)

		Cents	Cents

Loss per share for loss attributable to the ordinary equity holders of the company:
Basic and diluted loss per share	18	(3.79)	(1.66)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Immuron Limited	4

Immuron Limited

Consolidated balance sheet

As at 30 June 2021

	Notes	2021	2020
		$	$
ASSETS
Current assets
Cash and cash equivalents	5(a)	25,047,281	3,250,468
Trade and other receivables	5(b)	334,707	327,689
Inventories	6(b)	292,532	797,690
Other current assets		78,258	33,194
Total current assets		25,752,778	4,409,041

Property, plant and equipment	6(a)	33,741	70,773
Inventories	6(b)	1,266,587	1,722,349
Total non-current assets		1,300,328	1,793,122
Total assets		27,053,106	6,202,163

LIABILITIES
Current liabilities
Trade and other payables	5(c)	758,494	384,397
Provision for sales returns	5(d)	213,024	-
Employee benefit obligations	6(c)	129,837	89,838
Other current liabilities	6(d)	20,498	42,176
Total current liabilities		1,121,853	516,411

Non-current liabilities
Employee benefit obligations	6(c)	36,196	22,910
Other non-current liabilities	6(d)	-	18,929
Total non-current liabilities		36,196	41,839
Total liabilities		1,158,049	558,250
Net assets		25,895,057	5,643,913

EQUITY
Share capital	7(a)	88,361,303	62,426,991
Other reserves	7(b)	3,466,642	1,133,345
Accumulated losses		(65,932,888)	(57,916,423)
Total equity		25,895,057	5,643,913

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Immuron Limited	5

Immuron Limited

Consolidated statement of changes in equity

For the year ended 30 June 2021

		Attributable to owners of
		Immuron Limited
	Notes	Share capital	Other reserves	Accumulated losses	Total equity
		$	$	$	$
Balance at 1 July 2020		62,426,991	1,133,345	(57,916,423)	5,643,913
Loss for the period		-	-	(8,384,465)	(8,384,465)
Other comprehensive income		-	(14,953)	-	(14,953)
Total comprehensive loss for the period		-	(14,953)	(8,384,465)	(8,399,418)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and tax	7(a)	24,386,005	-	-	24,386,005
Options and warrants issued/expensed	7(b)	-	3,003,060	-	3,003,060
Options and warrants exercised	7(b)	1,329,307	(213,722)	-	1,115,585
Options and warrants forfeited/lapsed	7(b)	-	(368,000)	368,000	-
Shares issued to directors	7(b)	219,000	-	-	219,000
Share-based payment expenses	7(b)	-	(73,088)	-	(73,088)
		25,934,312	2,348,250	368,000	28,650,562
Balance at 30 June 2021		88,361,303	3,466,642	(65,932,888)	25,895,057

		Attributable to owners of
		Immuron Limited
	Notes	Share capital	Other reserves	Accumulated losses	Total equity
		$	$	$	$
Balance at 1 July 2019		60,289,875	4,300,319	(57,239,058)	7,351,136
Change in accounting policy		-	-	(1,479)	(1,479)
Restated total equity at the beginning of the financial year		60,289,875	4,300,319	(57,240,537)	7,349,657
Loss for the period		-	-	(2,927,206)	(2,927,206)
Other comprehensive income		-	102,938	-	102,938
Total comprehensive income/(loss) for the period		-	102,938	(2,927,206)	(2,824,268)
Transactions with owners in their capacity as owners:

Contributions of equity, net of transaction costs and tax	7(a)	1,652,436	-	-	1,652,436
Options and warrants issued/expensed	7(b)	484,680	(484,680)	-	-
Options and warrants forfeited/lapsed	7(b)	-	(2,251,320)	2,251,320	-
Re-valuation of options issued in prior period	7(b)	-	(607,000)	-	(607,000)
Share-based payment expenses	7(b)	-	73,088	-	73,088
		2,137,116	(3,269,912)	2,251,320	1,118,524
Balance at 30 June 2020		62,426,991	1,133,345	(57,916,423)	5,643,913

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immuron Limited	6

Immuron Limited

Consolidated statement of cash flows

For the year ended 30 June 2021

	Notes	2021	2020
		$	$
Cash flows from operating activities
Receipts from customers (inclusive of GST)		192,185	2,914,614
Payments to suppliers and employees (inclusive of GST)		(4,865,633)	(6,748,674)
Research and development tax incentive received		358,280	531,828
Government grants and other grants received		236,421	154,904
Net cash (outflow) from operating activities	8(a)	(4,078,747)	(3,147,328)

Cash flows from investing activities
Payments for property, plant and equipment	6(a)	(6,630)	(864)
Interest received		9,204	-
Net cash inflow (outflow) from investing activities		2,574	(864)

Cash flows from financing activities
Proceeds from issues of shares		29,281,421	1,957,164
Share issue transaction costs		(2,746,871)	(374,728)
Proceeds from borrowings		212,794	-
Repayment of borrowings		(212,794)	(366,655)
Principal elements of lease payments		(40,607)	(41,390)
Interest paid		(13,761)	(17,439)
Net cash inflow from financing activities		26,480,182	1,156,952

Net increase (decrease) in cash and cash equivalents		22,404,009	(1,991,240)
Cash and cash equivalents at the beginning of the financial year		3,250,468	5,119,887
Effects of exchange rate changes on cash and cash equivalents		(607,196)	121,821
Cash and cash equivalents at end of year	5(a)	25,047,281	3,250,468

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immuron Limited	7

Immuron Limited

Notes to the financial statements

30 June 2021

Contents of the notes to the financial statements

		Page
1	Segment information	9
2	Revenue from contract with customers	10
3	Other income and expense items	11
4	Income tax expense	13
5	Financial assets and financial liabilities	13
6	Non-financial assets and liabilities	15
7	Equity	20
8	Cash flow information	23
9	Critical estimates, judgements and errors	24
10	Financial risk management	24
11	Capital management	27
12	Interests in other entities	27
13	Contingent liabilities	27
14	Events occurring after the reporting period	27
15	Related party transactions	28
16	Share-based payments	28
17	Remuneration of auditors	30
18	Loss per share	31
19	Parent entity financial information	31
20	Summary of significant accounting policies	34

Immuron Limited	8

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

1	Segment information

(a)	Description of segments and principal activities

The group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

Management considers the business from both a product and a geographic perspective and has identified two reportable segments:

Research and development (R&D): income and expenses directly attributable to the group’s R&D projects performed in Australia, Israel and United States.

Hyperimmune products: income and expenses directly attributable to Travelan and Protectyn activities which occur predominantly in Australia, the United States and Canada.

(b)	Financial breakdown

The segment information for the reportable segments for the year ended 30 June 2021 is as follows:

2021	Research and development	Hyperimmune products	Unallocated	Total
	$	$	$	$
Hyperimmune products revenue	-	145,776	-	145,776
Cost of sales of goods	-	(51,071)	-	(51,071)
Gross profit	-	94,705	-	94,705

Other income	431,030	24,480	161,600	617,110
Other gains/(losses) – net	-	(759,765)	(582,528)	(1,342,293)
General and administrative expenses	-	-	(3,978,679)	(3,978,679)
Share-based payment expenses	-	-	(2,116,013)	(2,116,013)
Research and development expenses	(1,367,054)	-	-	(1,367,054)
Selling and marketing expenses	-	(287,684)	-	(287,684)
Operating profit/(loss)	(936,024)	(928,264)	(6,515,620)	(8,379,908)

Finance income	-	-	9,204	9,204
Finance costs	-	-	(13,761)	(13,761)
Income tax expense	-	-	-	-
Profit/(loss) for the year	(936,024)	(928,264)	(6,520,177)	(8,384,465)

Assets
Segment assets	306,154	1,587,672	25,159,280	27,053,106
Total assets	306,154	1,587,672	25,159,280	27,053,106

Liabilities
Segment liabilities	243,565	284,657	629,827	1,158,049
Total liabilities	243,565	284,657	629,827	1,158,049

Immuron Limited	9

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

1	Segment information (continued)

(b)	Financial breakdown (continued)

The segment information for the reportable segments for the year ended 30 June 2020 is as follows:

2020	Research and development	Hyperimmune products	Unallocated	Total
	$	$	$	$
Hyperimmune products revenue	-	2,518,566	-	2,518,566
Cost of sales of goods	-	(688,836)	-	(688,836)
Gross profit	-	1,829,730	-	1,829,730

Other income	308,225	10,545	154,904	473,674
Other gains/(losses) – net	-	-	11,335	11,335
General and administrative expenses	-	-	(3,170,078)	(3,170,078)
Research and development expenses	(1,178,685)	-	-	(1,178,685)
Selling and marketing expenses	-	(871,551)	-	(871,551)
Operating profit/(loss)	(870,460)	968,724	(3,003,839)	(2,905,575)

Finance costs	-	-	(21,631)	(21,631)
Profit/(loss) for the year	(870,460)	968,724	(3,025,470)	(2,927,206)

Assets
Segment assets	308,225	2,539,503	3,354,435	6,202,163
Total assets	308,225	2,539,503	3,354,435	6,202,163

Liabilities
Segment liabilities	101,092	30,377	426,781	558,250
Total liabilities	101,092	30,377	426,781	558,250

2	Revenue from contract with customers

(a)	Disaggregation of revenue from contracts with customers

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

2021	Australia	Travelan United States	Other	Protectyn Australia	Total
	$	$	$	$	$
Hyperimmune products revenue[1]	(10,308)	4,264	101,639	50,181	145,776
Revenue from external customers	(10,308)	4,264	101,639	50,181	145,776

1.	Returns are provided where outlined in a customers agreement.

		Travelan United		Protectyn
2020	Australia	States	Other	Australia	Total
	$	$	$	$	$
Hyperimmune products revenue	1,240,393	926,325	301,915	49,933	2,518,566
Revenue from external customers	1,240,393	926,325	301,915	49,933	2,518,566

Immuron Limited	10

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

2	Revenue from contract with customers (continued)

(a)	Disaggregation of revenue from contracts with customers (continued)

(i)	Information about major customers

The group had the following major customers in the hyperimmune product segment with revenues amounting to 10 percent or more of total group revenues:

	2021	2020
	$	$
Customer A	41,040	-
Customer B	27,563	-
Customer C	25,319	-
Customer D	23,214	462,490
Customer E	22,886	-
Customer F	-	442,916
Customer G	-	438,065
Customer H	-	327,559
Customer I	-	227,952
	140,022	1,898,982

(b)	Accounting policies

(i)	Sale of hyperimmune products

Revenue arises mainly from the sale of products in the hyperimmune category. To determine whether to recognise revenue, the group follows the process of identifying the contract with a customer, identifying the performance obligations, determining the transaction price, allocating the transaction price to the performance obligations and recognising revenue when performance obligations are satisfied.

Revenue from the sale of hyperimmune products is recognised when or as the group transfers control of the assets to the customer.

There is no variable consideration or significant cost to obtain the contract. There is no warranties and no refunds. Returns are provided where this is outlined in a customer agreement.

3	Other income and expense items

(a)	Other income

	2021	2020
	$	$
Research and development tax incentive	356,209	308,225
COVID-19 government assistance	161,600	154,904
R&D grants	74,821	-
Other income	24,480	10,545
	617,110	473,674

(i)	Fair value of R&D tax incentive

The group’s research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended 30 June 2021, the group has included an item in other income of $306,154 (2020: $308,225) to recognise income over the period necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate. Furthermore, the group subsequently received additional $50,055 in current financial year as part of the R&D claim for financial year ended 30 June 2020.

Immuron Limited	11

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

3	Other income and expense items (continued)

(a)	Other income (continued)

(ii)	Fair value of COVID-19 government assistance and R&D grants

The group’s other grant income is recognised when compliance with the conditions attached to the grant have been determined and the group has ascertained the grant will be received.

For the year ended 30 June 2021, the group has recognised $161,600 (2020: $154,904) in the COVID-19 government assistance packages and a $74,821 (2020: Nil) R&D grant from the Henry M Jackson Foundation.

(b)	Other (losses)/gains

	2021	2020
	$	$
Net foreign exchange (losses)/gains	(582,528)	11,335
Net impairment (losses)/gains (i)	(759,765)	-
	(1,342,293)	11,335

(i)	Inventory impairment

Net impairment losses comprises a $328,833 (2020: Nil) finished goods impairment and a $430,932 (2020: Nil) raw materials impairment of inventories recognised during year ended 30 June 2021 for inventory obsolescence.

(c)	Breakdown of expenses by nature

	Notes	2021	2020
General and administrative expenses		$	$
Accounting and audit		547,055	389,798
Bad debts		5,472	26,983
Consulting		126,215	181,474
Depreciation		43,662	44,056
Employee benefits		1,775,809	1,531,037
Expected credit losses	10(b)(iii)	(30,055)	(3,991)
Insurance		341,202	469,844
Investor relations		38,568	197,839
Legal		205,722	184,382
Listing and share registry		292,113	212,236
Occupancy		-	51,973
Superannuation		41,964	48,877
Travel and entertainment		1,398	91,347
Other		589,554	278,135
		3,978,679	3,703,990
Research and development expenses
Consulting		1,006,086	262,720
Project research and development		360,968	915,965
		1,367,054	1,178,685
Selling and marketing expenses
Selling		25,858	340,046
Marketing		90,652	295,261
Distribution costs		171,174	236,244
		287,684	871,551

Immuron Limited	12

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

4	Income tax expense

(a)	Numerical reconciliation of income tax expense to prima facie tax payable

	2021	2020
	$	$
Loss from continuing operations before income tax expense	(8,384,465)	(2,927,206)
Tax at the Australian tax rate of 26% (2020: 27.5%)	(2,179,961)	(804,982)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
R&D tax incentive	(92,614)	(84,762)
Accounting expenditure subject to R&D tax incentive	212,907	194,855
Share-based payments	550,163	(146,826)
Net impact of other amounts not deductible (taxable)	428,003	(18,678)
Subtotal	(1,081,502)	(860,393)
Tax losses and other timing differences for which no deferred tax asset is recognised	1,081,502	860,393
Income tax expense	-	-

(b)	Tax losses

	2021	2020
	$	$
Unused tax losses for which no deferred tax asset has been recognised	44,178,579	40,018,956
Potential tax benefit @ 26% (2020: 27.5%)	11,486,431	11,005,213

5	Financial assets and financial liabilities

(a)	Cash and cash equivalents

	2021	2020
	$	$
Current assets
Cash at bank and in hand	25,047,281	3,250,468

(i)	Reconciliation to cash flow statement

The above figures reconcile to the amount of cash shown in the consolidated statement of cash flows at the end of the financial year as follows:

	2021	2020
	$	$
Balances as above	25,047,281	3,250,468
Balances per statement of cash flows	25,047,281	3,250,468

Immuron Limited	13

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

5	Financial assets and financial liabilities (continued)

(a)	Cash and cash equivalents (continued)

(ii)	Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours notice with no loss of interest. See note 20(k) for the group’s other accounting policies on cash and cash equivalents.

(b)	Trade and other receivables

		2021			2020
	Notes	Current	Non- current	Total	Current	Non- current	Total
		$	$	$	$	$	$
Trade receivables		28,553	-	28,553	49,519	-	49,519
Loss allowance	10(b)	-	-	-	(30,055)	-	(30,055)
		28,553	-	28,553	19,464	-	19,464
Accrued receivables	5(b)(ii)	306,154	-	306,154	308,225	-	308,225
Total trade and other receivables		334,707	-	334,707	327,689	-	327,689

(i)	Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current.

Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method. Details about the group’s impairment policies and the calculation of the loss allowance are provided in note 10(b).

(ii)	Accrued receivables

These amounts primarily comprise receivables from the Australian Taxation Office in relation to the R&D tax incentive.

(iii)	Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

(iv)	Impairment and risk exposure

Information about the impairment of trade receivables and the group’s exposure to credit risk and foreign currency risk can be found in note 10.

Immuron Limited	14

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

5	Financial assets and financial liabilities (continued)

(c)	Trade and other payables

	2021			2020
		Non-			Non-
	Current	current	Total	Current	current	Total
	$	$	$	$	$	$
Trade payables	106,893	-	106,893	157,644	-	157,644
Accrued expenses	625,980	-	625,980	210,734	-	210,734
Other payables	25,621	-	25,621	16,019	-	16,019
	758,494	-	758,494	384,397	-	384,397

Trade payables are unsecured and are usually paid within 30 days of recognition.

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

(d)	Provision for sales returns

2021
Sales return provision due to the ongoing COVID-19 pandemic	$
Carrying amount at the start of the year	-
Sales return provision recognised	213,024
Amounts transferred from non-current	-
Carrying amount at the end of the year	213,024

The sales return provision has been assessed by management based on external reports on stock held by distributors. The timing and amount of the obligation are uncertain but are expected to be settled in the next year.

6	Non-financial assets and liabilities

(a)	Property, plant and equipment

		Furniture,
	Plant and	fittings and	Right-of-use
	equipment	equipment	assets	Total
Non-current	$	$	$	$

At 1 July 2019
Cost or fair value	348,178	34,178	-	382,356
Accumulated depreciation	(331,058)	(34,158)	-	(365,216)
Net book amount	17,120	20	-	17,140

Year ended 30 June 2020
Opening net book amount	17,120	20	-	17,140
Additions	-	864	-	864
Adoption of AASB 16	-	-	115,977	115,977
Depreciation charge	(4,993)	(333)	(57,882)	(63,208)
Closing net book amount	12,127	551	58,095	70,773

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Notes to the financial statements

30 June 2021

(continued)

6	Non-financial assets and liabilities (continued)

(a)	Property, plant and equipment (continued)

		Furniture,
	Plant and	fittings and	Right-of-use
	equipment	equipment	assets	Total
Non-current	$	$	$	$

At 30 June 2020
Cost or fair value	348,178	35,042	115,977	499,197
Accumulated depreciation	(336,051)	(34,491)	(57,882)	(428,424)
Net book amount	12,127	551	58,095	70,773

		Furniture,
	Plant and	fittings and	Right-of-use
	equipment	equipment	assets	Total
	$	$	$	$
Year ended 30 June 2021
Opening net book amount	12,127	551	58,095	70,773
Additions	6,630	-	-	6,630
Depreciation charge	(4,761)	(277)	(38,624)	(43,662)
Closing net book amount	13,996	274	19,471	33,741

At 30 June 2021
Cost or fair value	354,808	35,042	115,977	505,827
Accumulated depreciation and impairment	(340,812)	(34,768)	(96,506)	(472,086)
Net book amount	13,996	274	19,471	33,741

(i)	Depreciation methods and useful lives

Property, plant and equipment is recognised at historical cost less depreciation.

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

●	Plant and equipment	2 - 5 years
●	Furniture, fittings and equipment	3 - 15 years
●	Right-of-use assets	3 years

See note 20(o) for the other accounting policies relevant to property, plant and equipment.

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Notes to the financial statements

30 June 2021

(continued)

6	Non-financial assets and liabilities (continued)

(b)	Inventories

	2021			2020
		Non-			Non-
	Current	current	Total	Current	current	Total
	$	$	$	$	$	$
Raw materials and stores (Colostrum)	-	1,266,587	1,266,587	-	1,722,349	1,722,349
Work in progress	-	-	-	117,576	-	117,576
Finished goods (Travelan and Protectyn)	292,532	-	292,532	680,114	-	680,114
	292,532	1,266,587	1,559,119	797,690	1,722,349	2,520,039

(i)	Impairment

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and in particular the shelf life of inventories that affect obsolescence. Expected shelf-life is reassessed on a regular basis with reference to stability tests which are conducted by an expert engaged by the group. A comprehensive stability study was completed in September 2019 and the reported findings support a shelf life of at least 130 months for the colostrum drug substance.

There was a $328,833 (2020: Nil) finished goods impairment and a $430,932 (2020: Nil) raw materials impairment of inventories recognised during year ended 30 June 2021 for inventory obsolescence in the consolidated statement of profit or loss and other comprehensive income.

(ii)	Inventory split

During the year ended 30 June 2021, management performed an assessment on its raw materials and its utilisation within 12 months from reporting date. Management determined that no raw materials relating to Colostrum will be consumed within 12 months from reporting date; the remaining balance of $1,266,587 (2020: $1,722,349) will be consumed after 12 months from reporting dates.

(c)	Employee benefit obligations

	2021			2020
		Non-			Non-
	Current	current	Total	Current	current	Total
	$	$	$	$	$	$
Leave obligations (i)	129,837	36,196	166,033	89,838	22,910	112,748

(i)	Leave obligations

The leave obligations cover the group’s liabilities for long service leave and annual leave which are classified as either other long-term benefits or short-term benefits, as explained in note 20(r).

The current portion of this liability includes all of the accrued annual leave, the unconditional entitlements to long service leave where employees have completed the required period of service and also for those employees that are entitled to pro-rata payments in certain circumstances. The entire amount of the provision of $129,837 (2020:

$89,838) is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations. However, based on past experience, the group does not expect all employees to take the full amount of accrued leave or require payment within the next 12 months.

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Notes to the financial statements

30 June 2021

(continued)

6	Non-financial assets and liabilities (continued)

(d)	Leases

(i)	Amounts recognised in the balance sheet

The balance sheet shows the following amounts relating to leases:

	2021	2020
	$	$
Right-of-use assets[1]
Properties	19,471	58,095
	19,471	58,095

Lease liabilities[2]
Current	20,498	42,176
Non-current	-	18,929
	20,498	61,105

1.	Included in the line item ‘property, plant and equipment’ in the consolidated balance sheet.

2.	Included in the line items ‘other current liabilities’ and ‘other non-current liabilities’ in the consolidated balance sheet.

(ii)	Amounts recognised in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	2021	2020
	$	$
Depreciation charge of right-of-use assets
Properties	38,624	38,729
	38,624	38,729

Interest expense (included in finance cost)	1,152	4,192
Expense relating to short-term leases (included in other expenses)	-	-
Expense relating to leases of low-value assets that are not short-term leases (included in other expenses)	-	-
Expense relating to variable lease payments not included in lease liabilities (included in other expenses)	-	-
Cash paid for principal payments	40,607	41,390

The total finance cash outflow for leases in 2021 was $1,152.

(iii)	The group’s leasing activities and how these are accounted for

In January 2019 the group entered into a three-year commercial lease in Blackburn North. The lease is for the use of warehousing and office facilities. This lease includes an extension option for a further 3 years by written request to the landlord before 31 December 2021. There is no variability and no covenants included in the lease.

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

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Notes to the financial statements

30 June 2021

(continued)

6	Non-financial assets and liabilities (continued)

(d)	Leases (continued)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable

●	variable lease payment that are based on an index or a rate

●	amounts expected to be payable by the lessee under residual value guarantees

●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the group’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability

●	any lease payments made at or before the commencement date, less any lease incentives received

●	any initial direct costs, and

●	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Low-value assets comprise IT-equipment and small items of office furniture.

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Notes to the financial statements

30 June 2021

(continued)

7	Equity

(a)	Share capital

	Notes	2021	2020	2021	2020
		Shares	Shares	$	$
Ordinary shares
Fully paid	7(a)(i)	227,246,596	178,279,566	88,361,303	62,426,991
		227,246,596	178,279,566	88,361,303	62,426,991

(i)	Movements in ordinary shares:

Details	Number of shares	Total
		$
Balance at 1 July 2019	163,215,706	60,289,875

Issue at US$0.10 pursuant to ADS public offering (2019-07-19)	13,565,200	1,926,186
Issue at $0.16 in lieu of payment for services (2019-11-12)	437,500	100,978
Exercise of NASDAQ Warrants (2020-06-23)	86,240	72
Exercise of representative warrants (2020-06-15, 2020-06-22)	974,920	540,062
Transaction costs arising on representative warrants issued	-	(55,454)
Less: Transaction costs arising on share issues	-	(374,728)

Balance at 30 June 2020	178,279,566	62,426,991

Exercise of representative warrants (2020-07-02)	5,720	-

Issue at US$0.47 pursuant to ADS public offering (2020-07-24)	42,666,720	28,165,836
Issue at $0.50 on exercise of ESOP unlisted options (2020-07-24)	100,000	50,000
Issue at US$0.25 on exercise of NASDAQ Warrants (2020-07-27)	3,008,000	1,051,626
Issue at US$0.25 on exercise of NASDAQ Warrants (2020-07-29)	40,000	13,959
Transfer from reserves on exercise of ESOP unlisted options (2020-07-24)	-	15,700
Transfer from reserves on exercise of NASDAQ Warrants (2020-07-27, 2020-07-29)	-	1,012
Issue at $0.08 in lieu of cash for services rendered (2020-11-13)	2,737,500	219,000
Transfer from reserves on cashless exercise of ESOP unlisted options (2021-02-09)	409,090	197,010
Less: Transaction costs arising on share issues	-	(3,779,831)

Balance at 30 June 2021	227,246,596	88,361,303

(ii)	Ordinary shares

Ordinary shares entitle the holder to participate in dividends, and to share in the proceeds of winding up the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Ordinary shares have no par value and the company does not have a limited amount of authorised capital.

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Notes to the financial statements

30 June 2021

(continued)

7	Equity (continued)

(a)	Share capital (continued)

(iii)	Options

Information relating to options, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in notes 7(b) and 16.

(b)	Other reserves

The following table shows a breakdown of the consolidated balance sheet line item ‘other reserves’ and the movements in these reserves during the year. A description of the nature and purpose of each reserve is provided below the table.

	Notes	Share-based payments	Foreign currency translation	Total other reserves
		$	$	$
At 1 July 2019		4,281,790	18,529	4,300,319
Currency translation differences		-	102,938	102,938
Other comprehensive income		-	102,938	102,938

Transactions with owners in their capacity as owners Share-based payment expenses	7(b)(iv)	73,088	-	73,088
Options and warrants issued/expensed	7(b)(ii)	(484,680)	-	(484,680)
Options and warrants forfeited/lapsed	7(b)(ii)	(2,251,320)	-	(2,251,320)
Re-valuation of options issued in prior period	7(b)(iii)	(607,000)	-	(607,000)
At 30 June 2020		1,011,878	121,467	1,133,345

	Notes	Share-based payments	Foreign currency translation	Total other reserves
		$	$	$
At 1 July 2020		1,011,878	121,467	1,133,345
Currency translation differences		-	(14,953)	(14,953)
Other comprehensive income		-	(14,953)	(14,953)
Transactions with owners in their capacity as owners Share-based payment expenses	7(b)(iv)	(73,088)	-	(73,088)
Options and warrants issued/expensed	7(b)(ii)	3,003,060	-	3,003,060
Options and warrants exercised	7(b)(ii)	(213,722)	-	(213,722)
Options and warrants forfeited/lapsed	7(b)(ii)	(368,000)	-	(368,000)
At 30 June 2021		3,360,128	106,514	3,466,642

(i)	Nature and purpose of other reserves

Share-based payments

The share-based payment reserve records items recognised as expenses on valuation of share options and warrants issued to key management personnel, other employees and and eligible contractors.

Foreign currency translation

Exchange differences arising on translation of foreign controlled entities are recognised in other comprehensive income as described in note 20(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

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Notes to the financial statements

30 June 2021

(continued)

7	Equity (continued)

(b)	Other reserves (continued)

(ii)	Movements in options and warrants:

Details	Notes	Number of options	Total
			$
Balance at 1 July 2019		79,463,744	4,281,790

Re-valuation of options issued in prior period (2019-11-06)	7(b)(iii)	-	(607,000)
Issue of representative warrants (2019-07-16)		542,600	55,454
Lapse of unexercised options at $0.50 (2019-11-27)		(7,625,532)	(2,086,920)
Lapse of unexercised options at $0.55 (2019-11-30)		(25,289,894)	-
Lapse of unexercised options at $0.50 (2020-06-30)		(2,000,000)	(164,400)
Exercise of NASDAQ Warrants at US$10 per 40 options (2020-06-23)		(218,800)	(72)
Exercise of representative warrants (2020-06-15, 2020-06-22)		(2,065,000)	(540,062)
Share-based payments expenses	7(b)(iv)	-	73,088

Balance at 30 June 2020		42,807,118	1,011,878

Exercise of representative warrants (2020-07-2)		(9,640)	-
Exercise of ESOP unlisted options at $0.50 (2020-07-24)		(100,000)	(15,700)
Exercise of NASDAQ Warrants at US$10 per 40 options (2020-07-27, 2020-07-29)		(3,048,000)	(1,012)
Lapse of unexercised options (2020-09-25)		(5,000,000)	(368,000)
Issue of representative warrants at US$23.44 per 40 options (2020-07-24)		2,560,000	1,032,960
Issue of ESOP unlisted options at $0.12 (2020-10-29)		9,000,000	1,970,100
Cashless exercise of ESOP unlisted options at $0.12 (2021-02-09)		(900,000)	(197,010)
Reclassify share-based payments expenses from reserves to share capital	7(b)(iv)	-	(73,088)

Balance at 30 June 2021		45,309,478	3,360,128

(iii)	Revaluation of options issued in prior period

Options granted to Dr Gary Jacob on 11 February 2019 and valued at $975,000 in the 30 June 2020 financials were subject to shareholder approval. In line with IFRS 2, these were re-valued at the issue date of 6 November 2019 after being approved by shareholders with a value of $368,000, being a revaluation of $607,000.

(iv)	Share-based payment expenses

Due to the ongoing crisis of COVID-19, the groups directors decided to forgo cash payments of their director fees from 1 April 2020 to 31 December 2020 and instead receive shares of that value. In prior year, no shares were issued to directors, however the expense of the shares owed to them was $73,088. As at 30 June 2021, shares have been issued to directors given the shareholders’ approval at the AGM held on 29 October 2020.

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Notes to the financial statements

30 June 2021

(continued)

8	Cash flow information

(a)	Reconciliation of profit/(loss) after income tax to net cash inflow from operating activities

	Notes	2021	2020
		$	$
Loss for the period		(8,384,465)	(2,927,206)
Adjustments for
Depreciation	3(c)	43,662	44,056
Distribution costs		-	70,000
Expected credit losses	5(b)	(30,055)	(3,991)
Finance costs		13,761	21,631
Finance income		(9,204)	-
Leave provision expense		53,610	19,717
Share-based payments		2,116,013	(533,912)
Unrealised net foreign currency (gains)/losses		592,243	(18,883)
Change in operating assets and liabilities:
Movement in trade and other receivables		23,037	641,236
Movement in inventories		960,920	(113,635)
Movement in other operating assets		(45,065)	16,096
Movement in trade and other payables		586,796	(362,437)
Net cash (outflow) from operating activities		(4,078,747)	(3,147,328)

(b)	Non-cash investing and financing activities

Non-cash investing and financing activities disclosed in other notes are:

●	settlement of services rendered through the issue of shares - note 7(a)(i)

●	options issued for no cash consideration - note 16.

9	Critical estimates, judgements and errors

(a)	Significant estimates and judgements

The areas involving significant estimates or judgements are:

●	Estimation of R&D tax incentive income accrual - note 3(a)(i)

●	Estimation of inventory impairment - note 6(b)(i) and 20(j)

●	Estimation of inventory split - note 6(b)(ii)

●	Estimation of employee benefit obligations - notes 6(c)(i), 20(r)(i) and 20(r)(ii)

●	Estimation of share-based payments - notes 16 and 20(r)(iii)

Estimates and judgements are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(i)	Going concern

The group is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due. Furthermore, the group is able to progress its research and development programs for at least the next 12 months.The annual report has been prepared on a going concern basis. Accordingly, the annual report does not include adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the group not continue as a going concern.

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Notes to the financial statements

30 June 2021

(continued)

9	Critical estimates, judgements and errors (continued)

(a)	Significant estimates and judgements (continued)

(ii)	COVID-19

Judgement has been exercised in considering the impacts that the Coronavirus (COVID-19) pandemic has had, or may have, on the group based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the group operates.Sales of Travelan have significantly dropped from March 2020 and as at reporting date it is unknown the prolonged effect that COVID-19 will continue to have on sales.

10	Financial risk management

This note explains the group’s exposure to financial risks and how these risks could affect the group’s future financial performance.

The group’s risk management is predominantly controlled by the board. The board monitors the group’s financial risk management policies and exposures and approves substantial financial transactions. It also reviews the effectiveness of internal controls relating to market risk, credit risk and liquidity risk.

(a)	Market risk

(i)	Foreign exchange risk

The group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange rate risk arises from financial assets and financial liabilities denominated in a currency that is not the group’s functional currency. Exposure to foreign currency risk may result in the fair value of future cash flows of a financial instrument fluctuating due to the movement in foreign exchange rates of currencies in which the group holds financial instruments which are other than the Australian dollar (AUD) functional currency of the group including United States dollar (USD), Canadian dollar (CAD) and Israeli Shekel (ILS). This risk is measured using sensitivity analysis and cash flow forecasting. The cost of hedging at this time outweighs any benefits that may be obtained.

Exposure

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	2021			2020
	USD	CAD	USD	CAD	ILS
	$	$	$	$	$
Cash and cash equivalents	2,742,688	108,688	2,954,589	107,605	-
Trade receivables	23,801	-	45,591	-	-
Trade payables	18,556	43,466	29,946	1,923	41,771
Total exposure	2,785,045	152,154	3,030,126	109,528	41,771

Sensitivity

As shown in the table above, the group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from USD denominated financial instruments. The impact on other components of equity arises from the translation of foreign subsidiary financial statements into AUD.

The group has conducted a sensitivity analysis of its exposure to foreign currency risk. The group is currently materially exposed to the United States dollar (USD). The sensitivity analysis is conducted on a currency-by-currency basis using the sensitivity analysis variable, which is based on the average annual movement in exchange rates over the past five years at year-end spot rates. The variable for each currency the group is materially exposed to is listed below:

●	USD: 4.9% (2020: 3.3%)

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Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

10 Financial risk management (continued)

(a)	Market risk (continued)

	Impact on loss for the		Impact on other
	period		components of equity
	2021	2020	2021	2020
	$	$	$	$
USD/AUD exchange rate - change by 4.9% (2020: 3.3%)	136,467	99,994	5,219	4,035

*	Holding all other variables constant

Profit is more sensitive to movements in the AUD/USD exchange rates in 2021 than 2020 because of the increased amount of USD denominated cash and cash equivalents and the increased variability of the AUD/USD exchange rate. Equity is less sensitive to movements in the AUD/USD exchange rates in 2021 than 2020 because of the decreased size of the foreign currency translation reserve for the subsidiary with USD functional currency. The group’s exposure to other foreign exchange movements is not material.

(b)	Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance by counterparties of contract obligations that could lead to a financial loss to the group.

(i)	Risk management

Credit risk is managed through the maintenance of procedures (such as the utilisation of systems for the approval, granting and renewal of credit limits, regular monitoring of exposures against such limits and monitoring the financial stability of significant customers and counterparties), ensuring to the extent possible that customers and counterparties to transactions are of sound credit worthiness. Such monitoring is used in assessing receivables for impairment. Credit terms are normally 30 days from the invoice date.

Risk is also minimised through investing surplus funds in financial institutions that maintain a high credit rating.

(ii)	Security

For some trade receivables the group may obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

(iii)	Impairment of financial assets

The group has one type of financial asset subject to the expected credit loss model:

●	trade receivables for sales of inventory

While cash and cash equivalents are also subject to the impairment requirements of AASB 9, the identified impairment loss was immaterial.

Trade receivables

The group applies the AASB 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables assets have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 60 months before 30 June 2021 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

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Notes to the financial statements

30 June 2021

(continued)

10 Financial risk management (continued)

(b)	Credit risk (continued)

On that basis, the loss allowance as at 30 June 2021 was determined as follows for trade receivables:

	Days past due
30 June 2021	Current	1-30	31-60	61-90	91-120	121+	Total
	$	$	$	$	$	$	$
Expected credit loss rate	0.00%	0.00%	13.07%	21.88%	34.09%	53.58%
Gross carrying amount	23,801	4,752	-	-	-	-	28,553
Loss allowance	-	-	-	-	-	-	-

Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments for a period of greater than 121 days past due.

Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

(c)	Liquidity risk

Liquidity risk arises from the possibility that the group might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities. The group manages this risk through the following mechanisms:

●	preparing forward looking cash flow analyses in relation to its operating, investing and financing activities;

●	obtaining funding from a variety of sources;

●	maintaining a reputable credit profile;

●	managing credit risk related to financial assets;

●	investing cash and cash equivalents and deposits at call with major financial institutions; and

●	comparing the maturity profile of financial liabilities with the realisation profile of financial assets.

(i)	Maturities of financial liabilities

The tables below analyse the group’s financial liabilities into relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cash flows.

Contractual maturities of financial liabilities

						Total	Carrying
			Between	Between		contractual	amount
	Less than	6 - 12	1 and 2	2 and 5	Over 5	cash	(assets)/
At 30 June 2021	6 months	months	years	years	years	flows	liabilities
	$	$	$	$	$	$	$
Trade and other payables	132,514	-	-	-	-	132,514	132,514
Lease liabilities	20,498	-	-	-	-	20,498	20,498
Total	153,012	-	-	-	-	153,012	153,012

At 30 June 2020
Trade and other payables	173,663	-	-	-	-	173,663	173,663
Lease liabilities	20,890	21,286	21,286	-	-	63,462	63,462
Total	194,553	21,286	21,286	-	-	237,125	237,125

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Notes to the financial statements

30 June 2021

(continued)

11	Capital management

(a)	Risk management

The group’s objectives when managing capital are to

●	safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and

●	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the group may issue new shares or reduce its capital, subject to the provisions of the group’s constitution. The capital structure of the group consists of equity attributed to equity holders of the group, comprising contributed equity, reserves and accumulated losses. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the board by the group’s management, the board monitors the need to raise additional equity from the equity markets.

(b)	Dividends

No dividends were declared or paid to members for the year ended 30 June 2021 (2020: nil). The group’s franking account balance was nil at 30 June 2021 (2020: nil).

12	Interests in other entities

(a)	Principal subsidiaries

The group’s principal subsidiaries at 30 June 2021 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the group, and the proportion of ownership interests held equals the voting rights held by the group. The country of incorporation or registration is also their principal place of business.

	Place of business/	Ownership interest held by the group
	country of	2021	2020
Name of entity	incorporation	%	%
Immuron Inc.	United States	100	100
Immuron Canada Limited	Canada	100	100
Anadis EPS Pty Ltd	Australia	100	100

Anadis EPS Pty Ltd was formed for the sole purpose to act as trustee for the lmmuron Limited Executive Officer Share Plan Trust. The entity has not been consolidated to the consolidated financial statement as the net assets and trading activity of Anadis ESP Pty Ltd are not material.

13	Contingent liabilities

The group had no contingent liabilities at 30 June 2021 (2020: nil).

14	Events occurring after the reporting period

In May 2021 the company entered into a trading halt and subsequent suspension of trading in connection to a proposed major transaction and continues to remain suspended until it has met the requirements set out in Guidance Note 12. The company is limited in the details that can be released at the time of this report while the ASX considers the submission.

No other matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial years.

Immuron Limited	27

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

15	Related party transactions

(a)	Subsidiaries

Interests in subsidiaries are set out in note 12(a).

(b)	Transactions with other related parties

The following transactions occurred with related parties:

	2021	2020[1]
	$	$
Purchases of goods and services
Purchases of various goods and services from entities controlled by key
management personnel (i)	110,607	142,347

(i)	Purchases from entities controlled by key management personnel

The group acquired the following goods and services from entities that are controlled by members of the group’s key management personnel:

●	Rental of an office suite, and

●	Warehousing, distribution and invoicing services.

Commencing on 1 July 2020, Grandlodge was contracted on commercial terms to provide warehousing, distribution and invoicing services for Immuron’s products for $70,000 per annum.

16	Share-based payments

(a)	Employee Option Plan

The establishment of the ‘executive employee option plan’ (ESOP) was approved by shareholders at the 2020 annual general meeting. The plan is designed to provide long-term incentives for executives (including directors) to deliver long-term shareholder returns. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

Options issued to Dr Gary Jacob are forfeited upon his resignation without good reason or termination. All other options issued expire upon departure from the company if they are determined to be a ‘bad leaver’.

Set out below are summaries of all listed and unlisted options, including those issued under ESOP:

	2021		2020
	Weighted		Weighted
	Average		Average
	exercise price		exercise price
	per share	Number of	per share	Number of
	option	options	option	options
As at 1 July	0.40	42,807,118	0.46	79,463,744
Granted during the year	0.28	11,560,000	0.18	542,600
Exercised during the year	0.23	(4,057,640)	0.18	(424,840)
Forfeited/lapsed during the year	0.50	(5,000,000)	0.52	(36,774,386)
As as 30 June	0.31	45,309,478	0.40	42,807,118
Vested and exercisable at 30 June	0.31	45,309,478	0.40	42,807,118

Immuron Limited	28

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

16	Share-based payments (continued)

(a)	Employee Option Plan (continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant date	Expiry date	Exercise price ($)		Share options 30 June 2021	Share options 30 June 2020

2012-06-29	2021-11-30	1.944		14,493	14,493
2012-06-29	2022-01-17	1.876		29,668	29,668
2017-06-13 (warrants)	2022-06-13	USD	0.25	24,493,200	27,541,200
2018-03-15	2023-03-15	0.468		7,897,647	7,897,647
2017-06-09 (warrants)	2022-06-08	USD	0.3125	198,240	198,240
2018-03-15	2023-03-15	0.585		526,510	526,510
2019-05-23 (warrants)	2024-05-23	USD	0.125	173,600	181,600
2019-07-16 (warrants)	2024-07-16	USD	0.125	116,120	117,760
2018-07-13	2021-07-01	0.500		1,200,000	1,300,000
2019-11-06	2024-02-10	0.500		-	5,000,000
2020-10-29	2024-04-14	0.12		8,100,000	-
2020-07-24 (warrants)	2025-07-21	USD	0.5859	2,560,000	-
Total				45,309,478	42,807,118

Weighted average remaining contractual life of options outstanding at end of period				1.58	2.28

(i)	Fair value of options granted

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

The model inputs for options issued during the year ended 30 June 2021 included:

Grant date	Expiry date	Exercise price ($)	No. of options	Share price at grant date ($)	Expected volatility	Dividend yield	Risk free interest rate	Fair value at grant date per option ($)
2020-07-24	2025-07-21	0.83	2,560,000	0.50	127.93%	0.00%	0.43%	0.4035
2020-10-29	2024-04-14	0.12	9,000,000	0.25	142.70%	0.00%	0.13%	0.2189
			11,560,000

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Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

16	Share-based payments (continued)

(b)	Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	2021 $	2020[1] $

Options issued under ESOP	1,970,100	(607,000)
Share-based payments to directors[2]	145,913	73,088
	2,116,013	(533,912)

1.	Options granted to a former managing director on 11 February 2019 and valued at $975,000 in the 30 June 2019 financials were subject to shareholder approval. In line with AASB 2, these were measured at the issue date of 6 November 2019 after being approved by shareholders with a value of $368,000.

2.	Due to the ongoing crisis of COVID-19, the groups directors decided to forgo cash payments of their director fees and instead receive shares of that value. As at 30 June 2021, shares have been issued to directors for the director fees of $145,913 incurred during the financial year ended 30 June 2021 and $73,088 incurred during the financial year ended 30 June 2020, given the shareholders' approval at the AGM held on 29 October 2020.

17	Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

(a)	Grant Thornton Audit Pty Ltd

(i)	Audit and other assurance services

	2021 $	2020 $

Audit and review of financial statements - FY 2021	151,301	-
Audit and review of financial statements - FY 2020	28,441	132,000
Other assurance services	-	28,918
Total remuneration for audit and other assurance services	179,742	160,918

Total auditor's remuneration	179,742	160,918

Immuron Limited	30

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

18	Loss per share

(a)	Reconciliation of loss used in calculating loss per share

	2021 $	2020 $

Basic and diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating loss per share:
From continuing operations	(8,384,465)	(2,927,206)

(b)	Weighted average number of shares used as the denominator

	2021 Number	2020 Number

Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	221,062,229	176,393,354

On the basis of the group's losses, the outstanding options as at 30 June 2021 are considered to be anti-dilutive and therefore were excluded from the diluted weighted average number of ordinary shares calculation.

19	Parent entity financial information

(a)	Summary financial information

The individual financial statements for the parent entity show the following aggregate amounts:

Balance sheet	2021 $	2020 $
Current assets	25,698,082	4,225,592
Non-current assets	1,300,467	1,794,375
Total assets	26,998,549	6,019,967
Current liabilities	1,118,020	512,253
Non-current liabilities	36,196	41,839
Total liabilities	1,154,216	554,092

Shareholders’ equity
Share capital	88,361,303	62,426,991
Reserves
Share-based payments	3,360,128	1,011,878
Accumulated losses	(65,877,098)	(57,972,994)

	25,844,333	5,465,875

Loss for the period	8,271,111	399,426

Total comprehensive loss	8,271,111	399,426

Immuron Limited	31

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

19	Parent entity financial information (continued)

(b)	Guarantees entered into by the parent entity

The parent entity has not entered into any guarantees in relation to debts of its subsidiaries in the year ended 30 June 2021 (2020: nil).

(c)	Contingent liabilities of the parent entity

The parent entity did not have any contingent liabilities as at 30 June 2021 or 30 June 2020.

(d)	Contractual commitments for the acquisition of property, plant or equipment

The parent entity has not entered into any contractual commitments for the acquisition of property, plant or equipment in the year ended 30 June 2021 (2020: nil).

(e)	Determining the parent entity financial information

The financial information for the parent entity has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i)	Investments in subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Immuron Limited.

(ii)	Intercompany loan

Total comprehensive loss of the parent entity includes the fully impaired intercompany loan.

Immuron Limited	32

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

Contents of the summary of significant accounting policies

Immuron Limited	33

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

20	Summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes above. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the group consisting of Immuron Limited and its subsidiaries.

(a)	Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. Immuron Limited is a for-profit entity for the purpose of preparing the financial statements.

(i)	Compliance with IFRS

The consolidated financial statements of the Immuron Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii)	Historical cost convention

The financial statements have been prepared on a historical cost basis.

(b)	Principles of consolidation

(i)	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the group.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(c)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. This has been identified as the executive management team consisting of the CEO and COO.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollar ($), which is Immuron Limited's functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognised in profit or loss.

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statement of profit or loss on a net basis within other gains/(losses).

Immuron Limited	34

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

20	Summary of significant accounting policies (continued)

(d)	Foreign currency translation (continued)

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognised in other comprehensive income.

(iii)	Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each consolidated balance sheet presented are translated at the closing rate at the date of that consolidated balance sheet

●	income and expenses for each consolidated statement of profit or loss and consolidated statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e)	Revenue recognition

The accounting policies for the group’s revenue from contracts with customers are explained in note 2.

(f)	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions. Note 3(a) provides further information on how the group accounts for government grants.

(g)	Income tax

The income tax expense or credit for the period is the tax payable on the current period's taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Immuron Limited	35

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

20	Summary of significant accounting policies (continued)

(g)	Income tax (continued)

Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(h)	AASB Interpretation 23 Uncertainty over Income Tax Treatments

Interpretation 23 requires the assessment of whether the effect of uncertainty over income tax treatments should be included in the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The Interpretation outlines the requirements to determine whether an entity considers uncertain tax treatments separately, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and how an entity considers changes in facts and circumstances.

The group has adopted Interpretation 23 from 1 July 2019, based on an assessment of whether it is ‘probable’ that a taxation authority will accept an uncertain tax treatment. This assessment takes into account that for certain jurisdictions in which the group operates, a local tax authority may seek to open a group’s books as far back as inception of the group. Where it is probable, the group has determined tax balances consistently with the tax treatment used or planned to be used in its income tax filings. Where the group has determined that it is not probable that the taxation authority will accept an uncertain tax treatment, the most likely amount or the expected value has been used in determining taxable balances (depending on which method is expected to better predict the resolution of the uncertainty). There has been no impact from the adoption of Interpretation 23 in this reporting period.

(i)	Leases

The accounting policies for the group's leases are explained in note 6(d)(iii).

(j)	Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(k)	Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the consolidated balance sheet.

(l)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance. See note 5(b) for further information about the group’s accounting for trade receivables and note 10(b) for a description of the group's impairment policy.

Immuron Limited	36

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

20	Summary of significant accounting policies (continued)

(m)	Inventories

(i)	Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(n)	Investments and other financial assets

(i)	Classification

The group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

●	those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

(ii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade-date, the date on which the group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

(iii)	Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

(iv)	Impairment

The group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables, see note 10(b) for further details.

(v)	Income recognition Interest income

Interest income is recognised using the effective interest method. When a receivable is impaired, the group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(o)	Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Immuron Limited	37

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

20	Summary of significant accounting policies (continued)

(o)	Property, plant and equipment (continued)

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

●	Plant and equipment	2 - 5 years
●	Furniture, fittings and equipment	3 - 15 years
●	Right-of-use assets	3 years or lesser of useful life and lease term.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 20(j)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

(p)	Intangible assets

(i)	Research and development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the consolidated statement of profit or loss and other comprehensive income as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalised if it is probable that the product or service is technically and commercially feasible, will generate probable economic benefits, adequate resources are available to complete development and cost can be measured reliably. Other development expenditure is recognised in the consolidated statement of profit or loss and other comprehensive income as an expense as incurred.

(q)	Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

(r)	Employee benefits

(i)	Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

Immuron Limited	38

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

20	Summary of significant accounting policies (continued)

(r)	Employee benefits (continued)

(ii)	Other long-term employee benefit obligations

In some countries, the group also has liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. These obligations are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(iii)	Share-based payments

Share-based compensation benefits are provided to employees via the 'executive share and option plan' (ESOP). Information relating to these schemes is set out in note 16.

Employee options

The fair value of options granted under the ESOP is recognised as a share-based payment expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:

●	including any market performance conditions (e.g. the company’s share price)

●	excluding the impact of any service and non-market performance vesting conditions (e.g. profitability, sales growth targets and remaining an employee of the company over a specified time period), and

●	including the impact of any non-vesting conditions (e.g. the requirement for employees to save or holdings shares for a specific period of time).

The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

(s)	Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(t)	Loss per share

(i)	Basic loss per share

Basic loss per share is calculated by dividing:

●	the loss attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares

●	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Immuron Limited	39

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

20	Summary of significant accounting policies (continued)

(t)	Loss per share (continued)

(ii)	Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:

●	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(u)	Rounding of amounts

The company is of a kind referred to in ASIC Legislative Instrument 2016/191, relating to the 'rounding off' of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with the instrument to the nearest dollar.

(v)	Goods and services tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

Immuron Limited	40